Exhibit 99.1

Exhibit 99.1

posco

2012 CEO FORUM

Feb. 3, 2012

posco

2011 Operating Performance

Consolidated Operating Performance

- POSCO Operating Performance

2011 Key Business Activities

2012 Business Environment

Business Plan

Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.

Income Consolidated Operating Performance

Revenue increased in all sectors, sluggish steel sector impacted op. income

Revenue Operating Income Net Income

(in billion KRW) (in billion KRW) (in billion KRW)

36,855 47,887 68,939 3,868 5,434 5,413 3,242 4,186 3,700

Operating Margin 10.5% 11.3% 7.9%

2009 2010 2011 2009 2010 2011 2009 2010 2011

Net Profit Margin 8.8.% 8.7% 5.4%

(in billion KRW)

Steel·Support E&C ICT Energy Trading Chem & Mat’l

Revenue 2009 36,934 2,624 8,256 903 512 575

2010 46,666 9,410 7,923 866 833 783

2011 57,251 28,623 8,473 1,011 1,868 1,820

Operating Income

2009 3,354 35 351 12 81 35

2010 5,261 53 330 13 73 53

2011 4,873 306 287 26 124 119

Net Income

2009 3,253 21 348 56 59 30

2010 4,100 94 256 9 39 32

2011 3,759 195 155 24 19 76

Sales by sector: includes inter-company transactions

FY09 is based on K-GAAP

3/30

Financial Structure Consolidated Operating Performance

Assets and liabilities rose due to increased working capital and investment

Assets Liabilities Equity

(in billion KRW) (in billion KRW) (in billion KRW)

51,553 69,418 78,372 18,193 30,881 37,644 33,360 38,537 40,728

2009 2010 2011

2009 2010 2011 Liability to Equity 54.5% 80.1% 92.4%

2009 2010 2011 Return on Equity 10.5% 11.6% 9.3%

(in billion KRW)

Steel·Support E&C ICT Energy Trading Chem & Mat’l

Assets Liabilities Equity

2009 49,375 1,347 6,360 662 1,748 437

2010 61,870 9,606 6,477 695 2,523 669

2011 69,263 12,121 8,765 743 3,080 1,511

2009 14,108 838 4,072 419 1,111 208

2010 20,269 7,519 3,632 448 1,921 342

2011 24,134 9,707 5,554 465 2,381 816

2009 35,267 509 2,289 243 636 229

2010 41,601 2,087 2,845 247 601 327

2011 45,129 2,414 3,211 278 699 695

Sales by sector: includes inter-company transactions

4/30

Consolidated Operating Performance

Summarized Statements of Income (in billion KRW)

Revenue

Gross Income

(Gross Margin)

CG&A

Other Operating Income

Operating Income

(Operating Margin)

Equity Method Gains

Finance Item Gains

Foreign Currency Transaction

& Translation Gains

Net Income

(Net Profit Margin)

Owners of the Company

2009 36,855 5,818 (15.8%) 1,949 3,868 (10.5%) 7 366 3,242 (8.8%) 3,218

2010 47,887 8,165 (17.1%) 2,621 111 5,434 (11.3%) 183 349 183 4,186 (8.7%) 4,106

2011 68,939 9,115 (13.2%) 3,660 41 5,413 (7.9%) 51 615 3,700 (5.4%) 3,630

YoY (%) 44.0 11.6 39.6 0.4 72.1 11.6 11.6

FY09 is based on K-GAAP

5/30

Consolidated Operating Performance

Summarized Statements of Financial Position

(in billion KRW)

Current Assets

Cash Equivalents

Notes Receivable

Inventory

Long-term Assets

Other Financial Assets

Fixed Assets

Total Assets

Liabilities

Current Liabilities

Long-term Liabilities

(Interest Bearing Debt)

Equity

Controlling Interests

Total Liabilities & Equity

2009 20,430 9,484 5,300 4,918 31,123 5,309 22,343 51,553 18,193 9,013 9,180 (12,199) 33,360 32,706 51,553

2010 27,672 7,904 9,219 9,559 41,746 6,417 25,438 69,418 30,881 18,277 12,604 (21,140) 38,537 36,576 69,418

2011 33,557 8,280 11,416 12,293 44,815 5,101 28,453 78,372 37,644 19,570 18,074 (26,777) 40,728 38,351 78,372

YoY (%) 21.3 4.8 23.8 28.6 7.4 20.5 11.9 12.9 21.9 7.1 43.4 (26.7) 5.7 4.9 12.9

* Cash equivalents: cash & cash equivalents, other short-term financial assets

6/30

posco

2011 Operating Performance

- Consolidated Operating Performance

POSCO Operating Performance

2011 Key Business Activities

2012 Business Environment

Business Plan

Production & Sales POSCO Operating Performance

Production & Sales grew as new facilities began operation

Crude Steel Production Finished Product Sales

(in thousand tons) (in thousand tons)

29,530 33,716 37,325 28,437 31,465 34,493

Export Ratio 35.3% 35.2% 38.6%

2009 2010 2011 2009 2010 2011

Carbon Steel S T S

2009 28,057 1,473

2010 31,883 1,833

2011 35,374 1,951

Domestic Export Inventory

2009 18,390 10,047 435

2010 20,383 11,082 745

2011 21,169 13,324 944

* New facilities

- (Pohang) #3 Steelmaking Plant(Feb) / (Gwangyang) #5 Sintering Plant(Feb), #5 Coke Plant(Sep), #4 POL(Sep)

8/30

Sales by Product POSCO Operating Performance

Sales to automakers and shipbuilders increased

Sales by Demand Industry

(in thousand tons)

<Auto>

<Home Appliances>

<Shipbuilding>

5,386

2009

6,977

2010

7,521

2011

1,996

2009

2,498

2010

2,442

2011

3,369

2009

2,992

2010

4,246

2011

(in thousand tons)

Hot Rolled Plate* Wire Rod Cold Rolled Electrical Steel S T S

Others Total

2009

7,642 4,917 1,960 10,568 840 1,368 1,142 28,437

2010

7,758 4,810 2,020 12,779 980 1,694 1,425 31,465

2011

8,036 6,350 2,091 13,084 956 1,791 2,186 34,494

YoY

3.6% 32.0% 3.5% 2.4%

2.5%

5.8% 53.4% 9.6%

* Includes HR Plate

9/30

Income POSCO Operating Performance

Weak market and higher input cost lowered profit despite revenue increase

Revenue

Operating Income

(in billion KRW)

(in billion KRW)

26,954

2009

32,582

2010

39,172

2011

3,148 11.7% Operating Margin

2009

4,785

14.7%

2010

4,196 10.7% 2011

Revenue rose due to increase in sales price(Apr ‘11) and sales volume

Margin squeezed caused by raw material price hike not fully reflected in product prices

Prices of products and raw materials (2009~2011)

(Price/ton)

Carbon steel sales price* (K KRW) Iron ore purchase price (U$) Coking coal purchase price (U$)

2009

835

68.1

149.5

2010

892

108.7

174.2

2011

986

159.9

250.4

YoY

+10.5% +47.1% +43.7%

* Weighted average of domestic and export prices

10/30

posco

2011 Operating performance

2011 Key Business Activities

2012 Business Environment

Business Plan

2011 Key Business Activities

POSCO Business Activities

Facility expansion and sales increase led to record-high production and sales

- **Crude steel production and sales volume posted 37.3 and 34.5 million tons respectively**
  - Production increased supported by operation of new steelmaking plant in Pohang, normalization of Gwangyang #3 steelmaking plant, and improved blast furnace productivity
  - Prompt adjustment of domestic sales/export ratio and product mix prevented production cut
- **Domestic sales and M/S increased with strengthened customer-focused marketing activities**
  - Domestic sales boosted by ramping up customer-focused marketing such as field sales and KAM*
  - Domestic market share lifted by gaining competitiveness against import products and increasing long-term contracts with key customers
  - Efforts made for strengthening alliance; technology collaboration, EVI(Early Vendor Involvement) activities, stake investment


Domestic Market Share & Sales Volume
(Mt)
<Market Share>
41%
39%
41%
17.7
19.6
20.3
Domestic Sales
2009
2010
2011
* Based on Carbon Steel


Domestic Long-Term Contract & KAM Sales Volume
(Mt)
Domestic Long-term Contract
KAM Sales
7.1
7.2
8.0
2.0
5.0
3 companies
9 companies
2009
2010
2011
* Based on Carbon Steel

* KAM: Key Account Management

12/30

2011 Key Business Activities

Maintained world’s highest profitability supported by technology competitiveness

Sales growth of high value-added products

- Profitability driven by WB WF* products (99 124 kinds) & sales growth (18% op. margin in ‘11)

WB WF

Sales Volume

(thousand tons)

Ratio

2009

2,920

10.3%

2010

4,684

16.2%

2011 5,536 17.8%

YoY

+ 18.2%

+ 1.6%p

* WB WF(World Best World First) Products

Cost-saving 1,497.7 billion KRW (based on cash cost)

Continued investment to increase production of high value-added products

Strengthened R&D capabilities

- 613.3 billion KRW (YoY +28.8%) in R&D investment to develop new steel/technology including heat-resistant steel for LED TV, Bismuth free-cutting steel, UV-coated high-gloss steel (33 new products in ‘11)

Facility expansion for high value-added products

- (G) Plate heat-treatment furnace(Sep ‘11), (G) #1 EGL rationalization(Aug ‘11) completed

200K ton/yr expansion for heat-treated plate; 480K ton/yr for high-end home appliances/auto EG products

- (P )#4 Wire Rod Mill construction started(Apr ‘11) to prepare for demand increase in wire rod products for auto/construction industries

13/30

2011 Key Business Activities

Construction and expansion of overseas up/downstream facilities

- **Overseas integrated mill construction**
  - **Indonesia Integrated mill:** 9% civil works completed after pile driving started in Jul '11
  - **Brazil CSP:** Land preparation 76% completed, POSCO E&C won project (Dec '11)

- **Strategic investment in downstream process to enter emerging markets earlier**
  - **Expansion of auto steel:** Stable sales base in link with regional SCMs in China, India, Mexico
  - **Improved STS CR ratio:** P-Thainox launch (Dec '11), Turkey CR Mill (construction started in Sep '11), Vietnam VST (to be completed in Feb '12)

[Project Progress]

			2010/E	2011/E	Notes
Up stream	Indonesia Integrated Mill	1st stage (3Mt/yr)	Groundwork	Civil Works 9%	POSCO family jointly entered
	Brazil (CSP)	1st stage (3Mt/yr)	-	Groundwork 76%	
Down stream	Guangdong CGL	New capa 450Kt/yr	Groundwork 55%	Civil Works 91%	Auto manufacturing complex for GM, Toyota, etc.
	Mexico #2 CGL	Expansion 500Kt	-	Facility Works 13%	2 SCMs (MESDC, MPPC)
	India CR Mill	New capa 1.8Mt	-	Excavation Works 75%	Vile Bhagad industrial complex 2 SCMs (ISDC, IPPC)
	India CGL	New capa 450Kt	Civil Works 45%	Electrical Works 89%	
	India Elec. Steel	New capa 300Kt	-	Steel Frame Works 20%	
	Vietnam VST	CR expansion 150Kt	Civil Works 7%	Electrical Works 90%	Acquired Thailand's Thainox
	Turkey STS	CR new capa 200Kt	-	Civil Works 3%	

14/30

2011 Key Business Activities

Stable dividend policy

Regular dividend in ‘11: 10,000 KRW per share (incl. interim dividend)

Total Dividend (KRW)

(Interim dividend)

Dividend Payout Ratio

2008

10,000

(2,500)

17.2%

2009

8,000

(1,500)

19.4%

2010

10,000

(2,500)

18.3%

2011

10,000

(2,500)

21.3%*

*Based on profit attributable to owners of the company

Relative competitive advantage limited stock price decline

Major steelmakers’ stock performance hit hard by weak global steel market

(in billion U$)

2011/E Market Cap 2010/E Market Cap

Change

28.6

37.4

23.5%

28.4

59.4

52.2%

16.8

24.5

31.4%

13.4

17.0

21.2%

15/30

Subsidiaries Business Activities 2011 Key Business Activities

Business expansion and synergy generated by subsidiaries

77% YoY revenue growth in key subsidiaries, increase in joint contract

Subsidiaries Total Revenue (excluding POSCO) (in billion KRW)

22,849 2009

34,364 2010

59,875 2011

Newly join ‘1trillion KRW Revenue Club’

- ‘10(5 subsidiaries): Daewoo Int’l, POSCO P&S, E&C, Specialty Steel, C&C

- ‘11(6 subsidiaries): Daewoo Int’l, POSCO P&S, E&C, Power, Specialty Steel, CHEMTECH

Joint Contracts Signed (excluding POSCO orders) (in billion KRW)

20 2009

133.1 2010

700 2011 500 planned

Key projects

- CCPP in Middle East (420 billion KRW) POSCO E&C-DWI

- Metropolitan Highspeed Railway (71.7 billion KRW) POSCO E&C-POSCO Engineering

- Shipyard ERP in Russia (23 billion KRW) POSCO ICT-DWI

Greater presence in materials industry (higher market cap)

CHEMTECH 295.9 billion KRW (49th in KOSDAQ) 1063.3 billion KRW (11th)

M-TECH 59.9 billion KRW (357th in KOSDAQ) 318.5 billion KRW (58th)

Collaborative Enterprise Sales Model

Overview Development/investment in Indonesian coal-fired power generation (600MW)

Progress Selected as preferred bidder (Nov ‘11)

7 companies (Power, E&C, Engineering, Plantec, DWI, ICT, Sungjin Geotec)

Total Cost U$ 1.02 billion

16/30

2011 Key Business Activities

Steel POSCO Specialty Steel: Record-high operating income enabled by sales increase and improved profitability of strategic products

- Raised the share of strategic products in sales: 25.9%(‘10) 27.6%(‘11)

- Improved profitability of key products: STS wire rod(2.7 5.1%), STS pipe(4.7 13.2%)

E&C POSCO E&C: Record-high new orders 11 trillion KRW(‘10) 14 trillion KRW(‘11)

- Won overseas steel projects such as CSP in Brazil and integrated mill in Indonesia

ICT POSCO ICT: Foundation building for new growth engines

- Establish PONUTech to enter nuclear power plant business (Aug), operation of POSCO LED plant (Mar, 100K units/month)

Trade Daewoo Int’l: Growth in sales of POSCO products, gas field development on track

- POSCO product sales: 3.27 million tons in 2011 (+34% YoY growth)

- Offshore gas field in Myanmar: 50% completion as of ‘11 end

Energy POSCO Power: Expand domestic capacity & global IPP presence

- Completed #5 & #6 Incheon Plant (1,149MW) in Feb and Jun, began construction of Pohang combined by-gas power plant(300MW) to be completed by Feb ‘12

- Started construction for combined by-gas power plant(200MW) in Indonesia (Aug) and Vietnam coal-fired power plant (1,200MW) in Sep

Chemicals Materials POSCO CHEMTECH: Platform for secondary battery anode material business

- Completed secondary battery anode material plant (Oct) & J/V for carbon material (Mitsubishi Chemicals/Corporation, Dec)

POSCO M-TECH: New business to become a specialized global materials company

- Acquired urban mining company Reco Metal(Apr), J/V for high purity alumina(Nov)

17/30

posco

2011 Operating Performance

2011 Key Business Activities

2012 Business Environment

Business Plan

2012 Business Environment

Prospects for business environment by different scenario to address growing uncertainties in macro-economy

Intensifying Multi-Risks

S.Europe-triggered global financial crisis	• Financial crisis in EU causing instability in the global financial market • Risk of Euro zone collapse
Advanced Economies	• Stagnant housing market and continued high unemployment rate • Amplified uncertainties in the real economy
Emerging Economies	• Spreading concerns for inflation • Heightened concern for downturn due to global recession

Diverse Business Scenarios

		MACRO-SCENARIO	GLOBAL GROWTH RATE
Base Scenario	S 1	**"V shaped recovery"** • US recovers, Chinese economy stimulated • Global collaboration stabilizes financial market	3.8%
Base Scenario	S 2	**"Limited recovery"** • The developed resolves financial uncertainties • US financial market stabilizes, China export recovers slightly	3.4%
Base Scenario	S 3	**"Prolonged stagnation"** • Orderly default of Greece eases crisis • US consumption stays flat, China export dampens	2.8%
Contingency Scenario	S 4	**"Aggravating slowdown"** • Uncontrollable default of Greece aggravates crisis • Double-dip in US economy, US export plunges	0.5%
Contingency Scenario	S 5	**"Imminent double dip"** • 2nd financial crisis triggered by the collapse of Euro zone • Hard landing of Chinese economy with growth rate at 6%	△1.5%

19/30

Steel Market (Based on S3) 2012 Business Environment

Global Steel Demand Outlook

“3.0% YoY growth forecasted”

<Global steel demand> <China Steel Demand> (in 100 million ton)

Global Steel Demand

15.1 2011

15.5 2012(F)

6.7 2011

6.9 2012(F)

Despite strong demand in EM, both advanced market’s and China’s demand to weaken due to “coupling”

“$610/t, similar to last year end’s avg.”

Hot-Rolled Steel Plate Price*

($) 639 2011. 1Q

657 2011. 2Q

658 2011. 3Q

610 2011. 4Q

610 2012. 1Q

Slow progress in resolving overcapacity delays full recovery

Domestic Steel Demand Outlook

“56.7 million ton expected, 1.0% up YoY”

Car Production “4,711K units (+1.2% YoY) forecasted”

Korean automakers to continue gaining global market share

Shipbuilding “33.6 million GT(4.3% YoY) expected”

Global economic slowdown to cause shipbuilding downcycle

Construction Investment “1.1% YoY growth expected”

Prolonged downsycle of domestic real estate market to drag construction investment

* Chinese domestic HR price (excluding VAT)

20/30

Raw Materials (Based on S3)

2012 Business Environment

Iron Ore Price Outlook

4Q Spot Price

- Spot price to remain flat or drop slightly due to slowdown in steel production caused by global economic downturn and tightening in China
  - Both downward (rising uncertainty in macro-economy) and upward (winter inventory, export restriction) pressure exist

2012 Outlook

"Limited increase in spot price"
1Q price: fine ore FOB U$144/ton

- Continued tight supply due to export restriction on Indian iron ore, climate concerns, China's production drop in winter
- Obscure demand due to stagnant economy

Coking Coal Price Outlook

4Q Spot Price

- Price drop caused by supply recovery and demand contraction due to steel downcycle
  - Shrinkage in demand due to drop in steel production in China and EU fiscal crisis, while production has turned around after flood restoration

2012 Outlook

"Spot price to remain flat in short term"
1Q price: HCC U$235/Mt(△16.1%QoQ),
PCI 171, semi-soft coking coal 179 signed"

- Demand slowdown due to market downcycle
- Robust supply due to moderate climate in Australia

Iron Ore Price Trend


($/ton)
125
144
140
148
160
170
181
189
172
181
179
173
175
179
178
151
137
138
140
Jul. 2010
Oct. 2010
Jan. 2011
Apr. 2011
Jul. 2011
Oct. 2011

*Platts 62%Fe IODEX CFR China (monthly avg.)

Coking Coal Price Trend


($/ton)
217
224
230
240
331
336
332
330
313
307
308
298
273
252
236
229
221
Sep. 2010
Dec. 2010
Mar. 2011
June 2011
Sep. 2011
Nov. 2011

*Platts HCC Peak Down FOB Australia (monthly avg.)

21/30

Stainless Steel (Based on S3)

2012 Business Environment

Sales

4Q Price	• Market price continued to decrease due to weakening nickel prices while downward trend eased after Dec.
2012 Outlook	"Demand growth forecast +3.4%, slightly lower YoY" • Slow growth in advanced countries while continued growth expected in emerging markets - Crude steel production in China and India expected to increase by 8% and 10% YoY - Crude steel production: '11. 32.3 million tons (+4.1%) →`12. 33.4 million tons (+3.4%)

Raw Materials

4Q Price	• Ni: Overall decreased amid concerns over Euro Zone financial crisis and global economic recession • Cr: Benchmark prices remained flat due to reduced production of EU mills affected by uncertain global economy
2012 Outlook	"Decline in Ni prices and increase in Cr prices in '12" • Ni: Oversupply caused by starting new projects expected to reduce prices • Cr: Lagging demand will lower prices in 1H, higher production cost will push prices upwards in 2H

STS CR Price Trend


($/ton)
Europe
3,900
4,160
3,680
3,240
3,280
Korea 3,690
3,600
3,430
3,010
3,050
China 3,340
3,110
3,020
2,720
2,750
2011. 1Q
2011. 2Q
2011. 3Q
2011. 4Q
2012. 1Q

Nickel/Chrome Price Trend


(thousand $/ton)
Ni
26.9
24.3
22.1
18.3
20.5
Cr
2.9
3.2
2.8
2.8
2.7
2011. 1Q
2011. 2Q
2011. 3Q
2011. 4Q
2012. 1Q

* LME Nickel (monthly average), Japanese quarterly Cr price BM
* `12.1Q nickel price is POSCO-estimated

22/30

posco

2011 Operating Performance

2011 Business Activities

2012 Business Environment

Business Plan

Business Plan

Continue to strengthen core competitiveness in steel business

Overseas Steel



- Target emerging markets with high growth potentials (20Mt target for overseas|production)
  - Upstream: Use Enterprise Sales by associating resources and infrastructure
  - Downstream: Dominate market by centering on high value-added products and utilizing SCMs

Raw Materials

50.9%
Self-sufficiency Ratio



33.9%
42.3%
47.4%
50.9%
'11
'12
'13
'14

* Raw Material Self-sufficiency Ratio (including mines under developement)

- Achieve 50% self-sufficiency through strategic investment and joining resource development in developing countries
  - Raise self-sufficiency ratio by increasing stake investment
  - Perform feasibility analysis and investment management with target of 20% ROE from raw materials investment
  - Strengthen cost competiveness by Developing technology to use low-price materials

S T S

70% Global CR Ratio
(+9% from 2011)

2.28 million ton



1.59
2
2.15
'11
'12
'13
'14

* Global STS CR Sales

- Raise profit contribution with global top competitiveness
  - With focus on fast-growing markets including Thailand and Vietnam, increase profits with high value-added CR products
  - Widen technology gap by commercializing innovative refining technology

Technology



Product & Process R&D
POSCO
RIST
POSTECH
Materials & Foundation
Basic R&D

- Widen technology gap with No.1 product and process technology against competitors
  - Raise the ratio of high value-added products by building up WB-WF products
  - Support plant/infrastructure business by using exclusive environment-friendly process technology combining FINEX-PSBOP-CEM

24/30

2012 Key Business Activities Business Plan

Maintain best competitiveness for growth foundation despite short-term uncertainties

Steel Business

“Maintain top competitiveness in global steel industry despite uncertain biz environment

Maximize Profitability

Reduce costs across whole value chain

Expand domestic market shares

Strengthen Financial Soundness

Set up solid investment principles

Maximize efficiency of assets

Scenario-based Management

Set up response strategy for each business environment scenario for 2012

Future Growth Business

“Accelerate result creation from previous biz investments

Accelerate Overseas Steel Business

Enter upstream segments mainly in emerging economies

Expand downstream production capabilities with focus on customer base for high value-added products

Create Results from New Growth Biz

Prioritize business opportunities and expand synergy with subsidiaries to deliver results from previous investments in growth business

25/30

Profitability/Financial Soundness Business Plan

Secure stable profitability and strengthen financial soundness

Maximize Profitability

Raw Material Purchase

Investment in Roy Hill Mine

- Secured 8.25 million ton iron ore (self-sufficiency up16%)

Flexible strategy for purchase & operation

- Increase spot purchase at lower price, reduce inventory, and diversify sources

Production

Enhance competitiveness in iron making to increase returns

- Halt operation of foundry blast furnaces with low cost competitiveness and meet the production target through high-output operation

Develop low-cost( $3/ton) hydrometallurgy of nickel

- Commercialize after demo plant completion and pilot production (‘12)

Sales/ Marketing

Expand domestic market shares (41% 42%)

- Continue to focus on customer success marketing

- Establish system to respond to import products and expand market dominance

Enhance Financial Soundness

“Ensure ‘zero’ loan newly extended and improve debt ratio”

Set up solid investment principles

Keep investment within range of free cash flow*

Invest in materials & energy businesses while focusing on steel biz investment

Adjust maintenance/recurring as needed

Maximize efficiency of assets

Examine ways to leverage non-core assets

Consider financing through IPO of non-listed subsidiaries

* Prior to CAPEX expenditure

26/30

Future Growth Engines

Business Plan

Get results from previously invested projets (Invest → "Harvest")

Acceleration in Overseas Steel Business

"Expand capacity of upstream primarily in EM & downstream for high value-added products"

	Upstream	Downstream
AS-IS	• 1M tons	• 5.26M tons
2012		• India CGL(450K) • Guangdong CGL (450K) • Vietnam VST (150K)
2013	• Indonesia Integrated Mill (3M)	• India ACL(350K) • Mexico 2CGL(500K) • Turkey STS CR (200K)
2014		• India CR (1.8M)
2015	• Brazil CSP (3M)	

"Establish 7M-ton overseas upstream system"

"Build 9.1M ton overseas downstream capacity"

Note: Based on construction completion

Result Creation from Materials/Energy Biz

"Commecialize production of eco-friendly materials and pursue energy & infra biz"

Future Plans

Materials

- **Foster materials inc. Li, Ti, Mg**
  - **Li**: Completion of demo plant, Develop key processes ('12)
  - **Ti**: Secure quality competitiveness, Set intergrated production system
    - JV plant completed (Nov '12) with annual slab production of 6K tons
  - **Mg**: Expand production facility and new markets
    - Wide-width casting(Aug'12), completion of smelting plant(Jun'12)

Energy

- **Collaboration of subsidiaries and expansion of business areas**
  - Create package deal model to combine "Resource development & Energy infrastructure"
  - Consolidate competitiveness by diversifying areas including gas field development , production of synthetic natural gas from coal, and fuel cell

27/30

Scenario-based Management Business Plan

Establish management system to promptly respond to environment changes

Response Strategy by Scenario

High S1 S2 S3 S4 S5

“Overcome crisis quickly to widen gap with competitors”

likelihood

“Maximize biz performance in a short period of time based on industry’s best productivity/profitability”

“Implement contingency plan to seek stable management”

Low

Low Negative Impact High

Scenario-based Management Plan

Establish monitoring system

Keep monthly management plan rolling and run crisis management center to promptly detect change in biz environment

Respond proactively to changing situation

Draw up response plan by scenario

- Set up detailed response strategy and target regarding production/sales/investment plans

Set up contingency plan against emergency

(Production) Adjust production by lowering utilization of high-cost facilities (Cost) Switch to post-maintenance for non-core processes; outsource operations; minimize material costs, etc. (Investment) Adjust timing of investment in previously approved business

“Achieve global top performance based on experience of overcoming 2009 crisis”

28/30

Subsidiaries Business Plan Business Plan

Steel

POSCO Specialty Steel: Early normalization of facilities subject to Phase 2 investment

- Steel bar sales increased with operation of #3 Steelmaking Plant and new rolling facilities

- Ratio of strategic product sales

: (‘11) 27.5% (‘12) 29.0%

POSCO C&C: Pursue MCCL business

- MCCL production

: 20K (2011) 1.7M sheets (2012)

Energy and ICT

POSCO Power: Increase new orders

- Increase fuel cell contracts (36.4 45.5MW)

- Build overseas power plants to gain global IPP capabilities

POSCO ICT: Enhance soft engineering capabilities

- Focus on developing power/IT areas such as smart industry and LED lighting to reinforce energy efficiency enhancement business

E&C and Trade

POSCO E&C: Pioneer new overseas markets and manage profitability

- Increase contracts outside POSCO group in plant area (47 51%)

- Win more package deal projects in resource development

Daewoo International: Expand overseas steel sales and resource development

- Boost sales of POSCO steel products and make greater synergy

- Myanmar gas field project on track with process rate at 92%

- Produce minerals: Ambatovy nickel, Narrabri bituminous coal

Chemicals and Materials POSCO CHEMTECH: Pursue carbon materials business

- Pursue early quality assurance for anode material customers

- Needle cokes and isotropic graphite blocks: Establish J/V and begin construction

POSCO M-TECH: Strengthen foundation for new business

- Indonesian Al J/V, high-purity alumina business, urban mine, etc.

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Consolidated Business Plan Business Plan

Business targets to be achieved through scenario management

Revenue

- POSCO Revenue

Crude Steel Production

Product Sales

Investment

- POSCO investment

(in trillion KRW)

( ) (in million tons) ( )

(in trillion KRW)

( )

2011

68.9

39.2

37.3

34.5

8.1

5.7

2012*

70.6~74.3

37.7~41.2 38.3 35.4

8.3~9.5

4.5~5.1

These data represent the company’s internal targets and cannot be utilized as ground for investment decision.

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posco

2012 CEO FORUM

Feb. 3, 2012